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CONTACTS:

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
LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:            US MEDIA CONTACT
Corporate Communications            Eliza Walsh                        Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.      Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                Tel:   (212) 370-5045
Email:  ir@lorusthera.com           Email:  eliza@mcipr.com            Email: jennifer@mcipr.com
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          LORUS THERAPEUTICS SUPPORTS PANCREATIC CANCER AWARENESS MONTH

          -Update of Virulizin(R) compassionate use program announced-


TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, NOVEMBER 7, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today the further global expansion of the compassionate use program for Virulizin(R), its lead Phase III clinical drug for advanced pancreatic cancer. The program has grown to include a total of 10 countries, with over 60 patients having received Virulizin(R)for treatment of advanced pancreatic cancer in the past year. Countries that have granted regulatory authorization for use of Virulizin(R) as a compassionate drug now include the US, Canada, Japan, Australia, Italy, Israel, Greece, Cyprus, Korea, and Taiwan.

"We are pleased to be able to support pancreatic cancer patients and health-care providers worldwide in their efforts to seek newer, less toxic treatments. The requests we receive through our program from patients and physicians in countries around the globe attests to the dire need for new treatments," said Dr. Jim Wright, CEO of Lorus. "We see a large demand for supply of this drug, and our staff are committed to making as much supply as possible available to compassionate use patients."

Since re-launching the compassionate use program in 2002, Lorus has provided Virulizin(R) to patients primarily following failure of mainstay therapy, or in the first-line setting where less toxic therapeutic alternatives were required. Compassionate use data is being collected by Lorus and will be included as part of the safety and use database for regulatory dossier filings. Compassionate use programs are available in many countries to enable patients, following health authority authorization, to receive investigational drugs or foreign-approved drugs for the treatment of serious illnesses where no suitable alternative treatment exists.

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In addition, the company also announced as part of its commitment to Pancreatic
Cancer Awareness Month, its participation in the Weekend of Hope: Pancreatic Cancer Symposium being held on November 7-9, 2003 in California. This patient-based symposium is presented by the Pancreatic Cancer Action Network (PanCAN), a national non-profit, patient advocacy organization that serves the pancreatic cancer community.

"PanCAN is an important patient-oriented organization dedicated to helping pancreatic cancer patients," added Dr. Wright. "We support its initiatives to educate people about pancreatic cancer, as we evaluate Virulizin(R), in a Phase III clinical trial for advanced pancreatic cancer at over 100 oncology centres worldwide."

About Virulizin(R)
Virulizin(R) is currently in a global Phase III clinical trial for advanced pancreatic cancer at major oncology centers in the US, Canada, Eastern and Central Europe, and Latin America. The Phase III clinical study examines the use of Virulizin(R) in the first-line treatment setting, in combination with gemcitabine, the current chemotherapeutic standard of care for advanced pancreatic cancer. Virulizin(R) is an immunotherapeutic drug that has been shown to be well-tolerated in clinical trials. The drug has also demonstrated a broad range of anti-tumor efficacy in pre-clinical testing. Virulizin(R) is currently marketed in Mexico for malignant melanoma under a distribution agreement with Mayne Pharma.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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